TRANSALTA ANNOUNCES CLOSE OF SOLOMON POWER STATION ACQUISITION

CALGARY, Alberta (Sept 28, 2012) - TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) announced today that through its subsidiaries, it has successfully completed the acquisition of the Solomon power station for U.S. $318 million.

“TransAlta has been a valued behind-the-fence generator in Western Australia for the past 15 years and this acquisition fits well with our strategy of expanding in that region,” said Dawn Farrell, TransAlta President and CEO. “The Solomon power station is fully contracted and will provide immediate value to our shareholders, adding to both earnings and free cash flow per share.”

The Solomon power station is fully contracted with Fortescue Metals Group Ltd. (Fortescue) under a long-term Power Purchase Agreement (PPA) and will support their iron ore mining operations in the Solomon Hub, located in the Pilbara region of Western Australia. The initial term of the PPA is 16 years after which Fortescue has the option to either extend the PPA by an additional five years under the same terms, or to acquire the facility from TransAlta for a value equivalent to the five year extension.

The acquisition is expected to generate unlevered after-tax returns in the low double digits and pre-financing cash flows of approximately $40 million per year.

About TransAlta Corporation

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include, pricing in the market place, our inability to enter into long term contracts due to prevailing market conditions, legislative or regulatory developments, competition, global capital markets activity, changes in interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1 800-387-3598 Email: investor_relations@transalta.com

Media Inquiries:

TransAlta Media Relations

Phone: 1 403-267-3999